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                                                                    EXHIBIT 12.1



COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES


For the purposes of this calculation, "earnings" consist of income (loss) before income taxes (benefit) and fixed charges. "Fixed charges" consist of interest expense, amortization of deferred financing fees and the component of rental expense believed by management to be representative of the interest factor thereon (deemed to be one-third of rental expense). Earnings were insufficient to cover fixed charges by $32.4 million, $8.6 million, $3.7 million, $2.1 million and $1.0 million for the years ended December 31, 1998, 1997, 1996, 1995, and 1994, respectively.